W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

May 9, 2023

Re:	Priveterra Acquisition Corp.
Registration Statement on Form S-4 Amendment No. 3
Filed May 1, 2023
File No. 333-269006

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E., Washington, D.C. 20549

Attention:	Tracie Mariner, Kevin Vaughn, Cindy Polynice and Joe McCann

Dear Ms. Mariner, Mr. Vaughn, Ms. Polynice and Mr. McCann:

On behalf of our client, Priveterra Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated May 8, 2023 (the “Comment Letter”), relating to the Company’s registration statement on Form S-4 Amendment No. 3 (the “Registration Statement Amendment 3”), filed on May 1, 2023.

The Company has updated the Registration Statement Amendment 3 and is filing a further amended registration statement on Form S-4 (the “Registration Statement Amendment 4”) together with this response letter. The Registration Statement 4 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions in the Staff’s comments correspond to pages and captions in the Registration Statement Amendment 3.

Amendment No. 3 on Form S-4 filed May 1, 2023

Questions and Answers About the Proposals, page xiii

1.	With reference to your disclosures on page ix and at the bottom of page 4, please revise the Q&A, Risk Factor and Summary Risk Factor sections to highlight risks and uncertainties concerning the Closing Cash condition, potential financing agreements, and the combined company’s ability to fund its operations to September 30, 2023 and beyond. As applicable, discuss risks and uncertainties if shareholders are asked to make voting and redemption decisions without knowing the terms contained in Interim Financing Agreements and other financings conducted prior to closing. Discuss the combined company’s liquidity position and related risks in the event that the merger closes without Interim Financing Agreements and other financings in place.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages x, xviii, xx, xxi, 31, 32, 72, 73, 77, 86, 87, and 116 of the Registration Statement Amendment 4.

U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Oleg Grodnensky, Chief Operating Officer,
Priveterra Acquisition Corp.
Lee Hochbaum, Davis Polk & Wardwell LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP

May 9, 2023	2